UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Bioceres Crop Solutions Corp.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G1117K114
(CUSIP Number)
September 30, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: G1117K114

1	NAME OF REPORTING PERSON Fourth Sail Capital LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Three million, one hundred seventy-one thousand and one hundred two ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Three million, one hundred seventy-one thousand and one hundred two ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Three million, one hundred seventy-one thousand and one hundred two ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: G1117K114

1	NAME OF REPORTING PERSON Ariel Merenstein I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Three million, one hundred seventy-one thousand and one hundred two ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Three million, one hundred seventy-one thousand and one hundred two ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Three million, one hundred seventy-one thousand and one hundred two ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: G1117K114

1	NAME OF REPORTING PERSON Fourth Sail Discovery LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Eight hundred, six thousand and three ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Eight hundred, six thousand and three ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Eight hundred, six thousand and three ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: G1117K114

1	NAME OF REPORTING PERSON Fourth Sail Long Short LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Two million, three hundred sixty-five thousand and ninety-nine ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Two million, three hundred sixty-five thousand and ninety-nine ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Two million, three hundred sixty-five thousand and ninety-nine ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: G1117K114

1	NAME OF REPORTING PERSON Fourth Sail Capital US LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Three million, one hundred seventy-one thousand and one hundred two ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Three million, one hundred seventy-one thousand and one hundred two ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Three million, one hundred seventy-one thousand and one hundred two ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: G1117K114

1	NAME OF REPORTING PERSON Tordesilhas Capital Gestora De Recursos Ltda. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Three million, one hundred seventy-one thousand and one hundred two ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Three million, one hundred seventy-one thousand and one hundred two ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: G1117K114
ITEM 1(a).	NAME OF ISSUER: Bioceres Crop Solutions Corp.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: Ocampo 210 bis, Predio CCT Rosario,(2000) Rosario, Santa Fe, Argentina
ITEM 2(a).	NAME OF PERSON FILING:
Fourth Sail Capital LP
Ariel Merenstein
Fourth Sail Discovery LLC
Fourth Sail Long Short LLC
Fourth Sail Capital US LP
Tordesilhas Capital Gestora De Recursos Ltda.

Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Discovery LLC, Fourth Sail Long Short LLC, Fourth Sail Capital US LP, and Tordesilhas Capital Gestora De Recursos Ltda. have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: Fourth Sail Capital LP Ogier Global (Cayman) Limited 89 Nexus Way Grand Cayman Camana Bay KY1-9009 Cayman Islands
ITEM 2(c).	CITIZENSHIP: Cayman Islands USA Delaware Delaware Delaware Brazil
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Ordinary Shares, par value $0.0001 per share (Ordinary Shares).
ITEM 2(e).	CUSIP NUMBER: G1117K114
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Not applicable
ITEM 4.	OWNERSHIP
The percentages set forth in this 13G are calculated based upon 62,848,483 Ordinary Shares reported to be outstanding as of June 30, 2024, as reported in Exhibit 99.1 to the Issuers Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 30, 2024.
(a) Amount beneficially owned:
Three million, one hundred seventy-one thousand and one hundred two ordinary shares
(b) Percent of class:
5%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Fourth Sail Capital LP : 0 Ariel Merenstein : 0 Fourth Sail Discovery LLC : 0 Fourth Sail Long Short LLC : 0 Fourth Sail Capital US LP : 0 Tordesilhas Capital Gestora De Recursos Ltda. : 0
(ii) shared power to vote or to direct the vote:
Fourth Sail Capital LP : Three million, one hundred seventy-one thousand and one hundred two ordinary shares

Ariel Merenstein : Three million, one hundred seventy-one thousand and one hundred two ordinary shares

Fourth Sail Discovery LLC : Eight hundred, six thousand and three ordinary shares

Fourth Sail Long Short LLC : Two million, three hundred sixty-five thousand and ninety-nine ordinary shares

Fourth Sail Capital US LP : Three million, one hundred seventy-one thousand and one hundred two ordinary shares

Tordesilhas Capital Gestora De Recursos Ltda. : 0
(iii) sole power to dispose or direct the disposition of:
Fourth Sail Capital LP : 0 Ariel Merenstein : 0 Fourth Sail Discovery LLC : 0 Fourth Sail Long Short LLC : 0 Fourth Sail Capital US LP : 0 Tordesilhas Capital Gestora De Recursos Ltda. : 0
(iv) shared power to dispose or to direct the disposition of:
Fourth Sail Capital LP : Three million, one hundred seventy-one thousand and one hundred two ordinary shares

Ariel Merenstein : Three million, one hundred seventy-one thousand and one hundred two ordinary shares

Fourth Sail Discovery LLC : Eight hundred, six thousand and three ordinary shares

Fourth Sail Long Short LLC : Two million, three hundred sixty-five thousand and ninety-nine ordinary shares

Fourth Sail Capital US LP : Three million, one hundred seventy-one thousand and one hundred two ordinary shares

Tordesilhas Capital Gestora De Recursos Ltda. : Three million, one hundred seventy-one thousand and one hundred two ordinary shares
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: G1117K114
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 11 2024	Fourth Sail Capital LP By: /s/ Thiago Doria Name: Thiago Doria Title: Authorized Person
October 11 2024	Fourth Sail Long Short LLC By: /s/ Thiago Doria Name: Thiago Doria Title: Authorized Person
October 11 2024	Fourth Sail Discovery LLC By: /s/ Thiago Doria Name: Thiago Doria Title: Authorized Person
October 11 2024	Ariel Merenstein By: /s/ Thiago Doria Name: Thiago Doria Title: Attorney in fact
October 11 2024	Fourth Sail Capital US LP By: /s/ Thiago Doria Name: Thiago Doria Title: Authorized Person
October 11 2024	Tordesilhas Capital Gestora De Recursos Ltda. By: /s/ Tathiana Azevedo Name: Tathiana Azevedo Title: Authorized Person
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: G1117K114
EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: October 11, 2024
Fourth Sail Capital LP

By: /s/ Thiago Doria _
Name: Thiago Doria
Title: Authorized Person

Fourth Sail Long Short LLC

By: /s/ Thiago Doria ___________
Name: Thiago Doria
Title: Authorized Person

Fourth Sail Discovery LLC

By: /s/ Thiago Doria _
Name: Thiago Doria
Title: Authorized Person

Ariel Merenstein

By: /s/ Thiago Doria ___________
Name: Thiago Doria
Title: Attorney in fact

Fourth Sail Capital US LP

By: /s/ Thiago Doria ___________
Name: Thiago Doria
Title: Authorized Person

Tordesilhas Capital Gestora De Recursos Ltda.

By: /s/ Tathiana Azevedo ___________
Name: Tathiana Azevedo
Title: Authorized Person